Exhibit 99.2

For analyst and media enquiries, please
22 May 2014	call Sean O’Sullivan on +61 2 8845 3352

4th quarter net operating profit US$45.3m Full Year net operating profit US$197.2m (excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments)

James Hardie announces an ordinary dividend of US32.0 cents per security and a special dividend of US20.0 cents per security

James Hardie today announced a US$45.3 million net operating profit, excluding asbestos, asset impairments, Australian Securities and Investments Commission (“ASIC”) expenses, New Zealand product liability and tax adjustments, for the quarter ended 31 March 2014, compared to the prior corresponding quarter’s US$30.7 million.

Net operating loss including asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments increased to US$186.8 million, compared to a loss of US$69.5 million in the prior corresponding quarter.

For the full year, net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments increased to US$197.2 million, compared to US$140.8 million in the prior year.

Net operating profit including asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments increased from US$45.5 million in the prior year to US$99.5 million.

CEO Commentary

“Our US and European business delivered improved earnings over the quarter and full year. Net sales increased 22% in the quarter and 19% for the full year reflecting stronger volumes, a higher average net sales price and the continued strengthening of the US housing construction market,” said James Hardie CEO Louis Gries.

In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 9. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability”, “EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability”, “Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments”, “Operating profit before income taxes excluding asbestos, asset impairments and New Zealand product liability”, “Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs” and “Selling, general and administrative expenses excluding New Zealand product liability”). Unless otherwise stated, results and comparisons are of the 4th quarter and full year of the current fiscal year versus the 4th quarter and the full year of the prior fiscal year.

Media Release: James Hardie – 4th Quarter and Full Year FY14	1

“Importantly, in line with guidance given at the start of the year, the EBIT margin for the US and European business on a full year basis was 21%, which is within our target range of 20% to 25%. It is expected that the EBIT margin will continue to expand in the coming years as the US operating environment continues to improve.”

“During FY14, we confirmed our commitment to build the infrastructure to grow our business with the reopening of our Fontana, California location, the commencement of capacity expansion projects at our Cleburne, Texas and Plant City, Florida locations and the construction of a new manufacturing line at our Carole Park, Queensland location. To further capitalise on the projected growth in the US housing market, and our anticipated market share growth across all of our businesses, the Company intends to increase its levels of capital expenditure to an average of approximately US$200 million per year over the next three years”, Mr Gries added.

“Additionally, we announced today an ordinary second half dividend of US32 cents per share and a full year special dividend of US20 cents per share,” concluded Mr Gries.

USA and Europe Fibre Cement Net Sales

During both the quarter and full year, net sales increased due to both higher sales volume and a higher average net sales price. The increase in sales volume was primarily due to increased activity in the new construction market segment, further market penetration, and modest growth in the repair and remodel market segment, relative to the prior corresponding periods. The increase in the average net sales price reflects the execution of the company’s pricing strategies and the reduction of pricing inefficiencies.

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 133,800 in the March 2014 quarter, 2% below the March 2013 quarter. For the fiscal year ended 31 March 2014, single family housing starts were 615,400, 9% above the prior year. In addition, industry data indicates gains in both single-family and multi-family production.

Asia Pacific Fibre Cement Net Sales

In Australian dollars, Asia Pacific net sales increased in both the quarter and full year compared to the prior corresponding periods due to an increase in sales volume, driven by market growth and market penetration, and higher average net sales prices. Net sales in Australia increased primarily due to higher sales volume and a higher average net sales price, however this was constrained by a reduction in repair and remodel market activity during both the quarter and full year, relative to the prior corresponding periods. Additionally, New Zealand sales reflect the continued increase in activity in the New Zealand housing market and a modest average net sales price increase for the full year compared to the prior year.

According to the Australian Bureau of Statistics, approvals for detached houses were 26,013 for the quarter, an increase of 23%, when compared to the prior corresponding quarter. For the fiscal year ended 31 March 2014, approvals for detached houses were 104,394, an increase of 16%, compared to the prior corresponding period. Furthermore, in addition to the detached housing market, a key driver of sales volume for the Australian business is the repair and remodel market, which for the twelve months ended 31 December 2013, the most recently available data, was flat to the prior corresponding period.

Media Release: James Hardie – 4th Quarter and Full Year FY14	2

According to Statistics New Zealand data, consents for dwellings excluding apartments, which are the primary driver of the New Zealand business’ net sales, were 5,001 for the quarter, an increase of 22%, when compared to the prior corresponding quarter. For the fiscal year ended 31 March 2014, consents for dwellings excluding apartments, were 19,786, an increase of 25%, compared to the prior corresponding period.

Operating Performance

EBIT for the quarter ended 31 March 2014 decreased from a loss of US$108.3 million in the prior corresponding quarter to a loss of US$266.4 million. EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability increased 55% to US$57.4 million during the quarter compared to US$37.0 million in the prior corresponding quarter.

EBIT for the full year increased from US$29.5 million in the prior year to US$53.1 million. EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability increased 40% to US$252.8 million compared to US$181.0 million in the prior year.

4th Quarter and Full Year Results at a Glance

US$ Millions	Q4 FY 2014	Q4 FY 2013	% Change	FY 2014	FY 2013	% Change
Net sales	$376.4	$326.8	15	$1,493.8	$1,321.3	13

Gross profit	125.5	101.8	23	506.4	419.3	21

EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability	57.4	37.0	55	252.8	181.0	40
AICF SG&A expenses	(0.7)	(0.5)	(40)	(2.1)	(1.7)	(24)
Asbestos adjustments	(322.0)	(131.6)		(195.8)	(117.1)	(67)
ASIC expenses	-	(2.1)		-	(2.6)
New Zealand product liability expenses	(1.1)	-		(1.8)	(13.2)	86
Asset impairments	-	(11.1)		-	(16.9)
EBIT	(266.4)	(108.3)		53.1	29.5	80
Net interest (expense) income	(0.4)	0.1		(1.1)	2.4
Other income	1.2	0.6		2.6	1.8	44
Income tax benefit	78.8	38.1		44.9	11.8
Net operating (loss) profit	(186.8)	(69.5)		99.5	45.5
Diluted (loss) earnings per share (UScents)	(42)	(16)		22	10

Net operating loss for the quarter was US$186.8 million, compared to a net operating loss of US$69.5 million for the prior corresponding quarter. Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments increased from US$30.7 million in the prior corresponding quarter to US$45.3 million in the current quarter, as shown in the table below.

Media Release: James Hardie – 4th Quarter and Full Year FY14	3

For the full year, net operating profit was US$99.5 million, compared to US$45.5 million for the prior year. Net operating profit excluding asbestos, assets impairments, ASIC expenses, New Zealand product liability and tax adjustments increased to US$197.2 million from US$140.8 million in the prior year, as shown in the table below.

4th Quarter and Full Year Results

US$ Millions	Q4 FY 2014	Q4 FY 2013	% Change	FY 2014	FY 2013	% Change

Net operating (loss) profit	$(186.8)	$(69.5)		$99.5	$45.5

Excluding:
Asbestos:
Asbestos adjustments	322.0	131.6		195.8	117.1	67
AICF SG&A expenses	0.7	0.5	40	2.1	1.7	24
AICF interest income	(0.5)	(1.4)	64	(2.9)	(7.0)	59
Asset impairments	-	11.1		-	16.9
ASIC expenses	-	2.1		-	2.6
New Zealand product liability	1.1	-		1.8	13.2	(86)
Asbestos and other tax adjustments	(91.2)	(43.7)		(99.1)	(49.2)
Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability and tax adjustments	$45.3	$30.7	48	$197.2	$140.8	40
Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability and tax adjustments (US cents)	10	7		44	32

Capacity Expansion

The company is proceeding with its previously announced plans to increase the production capacity of the USA and Europe Fibre Cement business. These plans continue to include:

—	a fourth sheet machine and ancillary facilities at the company’s Plant City, Florida location with an approximate investment of US$65.0 million with nominal capacity of 300 mmsf[1]; and
—	a third sheet machine and ancillary facilities at the company’s Cleburne, Texas location with an approximate investment of US$37.0 million with nominal capacity of 200 mmsf[1].

The company expects both the Plant City and Cleburne projects to be commissioned by the end of first half of fiscal 2016. Additionally, the company has completed the refurbishment of the Fontana, California location and commenced production in the fourth quarter of fiscal 2014 with a nominal capacity of 250 mmsf1.

As previously announced during the first quarter of fiscal 2014, the company completed the purchase of the previously-leased land and buildings at the Carole Park, Queensland location. Additionally, in conjuction with the purchase, the company is proceeding with the previously announced capital expenditure and commercial investments to increase the plant’s production capacity at a total estimated cost of approximately A$89.0 million.

1Nominal capacities are based on production of 5/16” HardieZone 10 product, without regard to actual or anticipated product mix.

Media Release: James Hardie – 4th Quarter and Full Year FY14	4

Cash Flow

Net operating cash flow increased for the full year from US$109.3 million in the prior year to US$322.8 million in the current year, primarily due to the following:

—	higher earnings excluding asbestos adjustments;
—	prior year non-recurring tax payment of US$81.3 million which arose from the favourable conclusion of RCI’s disputed fiscal year 1999 amended tax assessment with the ATO; and
—	a decrease in the company’s contribution to AICF from US$45.4 million in the prior year ended 31 March 2013 to nil in the year ending 31 March 2014.

For the full year, capital expenditure for the purchase of property, plant and equipment increased to US$115.4 million from US$61.1 million in the prior year. The increase in capital expenditure is driven by the various capacity expansion and refurbishment projects being undertaken by the company at its plants in Australia and the US. The key components of the program for FY2014 included the purchase and subsequent expansion of the previously leased land and buildings located at the company’s Carole Park, Queensland location and the refurbishment of the idled manufacturing assets at the Fontana, California location. In addition, in December 2013, the company acquired the assets of a US business engaged in the research, development and manufacturing of fibreglass windows.

Dividends paid during the full year ended 31 March 2014 increased to US$199.1 million, reflecting a payment of US45 cents per security, compared to US$188.5 million in the prior year, reflecting a payment of US43 cents per security.

Outlook

In the US, although somewhat mixed, industry forecasts remain encouraging, and look beyond the seasonal impact of the severe US winter to discern the true underlying growth momentum in the market. According to the US Census Bureau, single family building permits were 616,300 for the full year ended March 31, 2014, an increase of 13% from the prior year. Multi-family permits were 364,000, an increase of 14%, relative to the prior year.

The Company continues to expect improvement in the US operating environment during FY2014, though cautions that this remains predicated upon the strength of employment and consumer confidence indicators, as well as continued improvement in the broader US economy.

In Australia, approvals for detached houses and the repair and remodel market are key indicators of underlying demand for our business. For the twelve months ended 31 March 2014, approvals for detached houses were 104,394, an increase of 16% compared to the prior corresponding period, while the overall repair and remodel market was flat for the twelve month period ended 31 December 2013 (the most recently available statistical data from the Australian Bureau of Statistics) when compared to the prior corresponding period. Accordingly, net sales from the Australian business are expected to track in line with any growth in the detached housing market and be impacted by any positive or negative movement in the repair and remodel market.

The New Zealand business continues to deliver improved results supported by a stronger local housing market, particularly in the Auckland and Christchurch areas, when compared to prior years.

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Reflecting our underlying confidence in our businesses and their operating environments the company intends to increase its investment in capital expenditure to approximately US$200 million per year over the next three years.

Shareholder Returns

The following table summarises the dividends declared or paid during the years ended 31 March 2014 and 2013 and the dividends announced today:

(Millions of US dollars)	US Cents/Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	08 August 2014

FY 2014 second half dividend	0.32	142.4	22 May 2014	12 June 2014	08 August 2014

125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014

FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013

FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

FY 2013 first half dividend	0.05	22.1	15 November 2012	18 December 2012	25 January 2013

FY 2012 second half dividend	0.38	166.4	21 May 2012	29 June 2012	23 July 2012

Share Buyback

FY2015 Plan

The company announced today a new share buyback program to acquire up to 5% of its issued capital within the 12 month period to May 2015. The actual shares that the company may repurchase will be subject to share price levels, and consideration of the effect of the share buyback on return on equity, WACC, and capital requirements.

FY 2014 Plan

In May 2013, the company announced a share buyback program to acquire up to 5% of its issued capital. During the three months ended 31 March 2014, the company repurchased and cancelled 1,369,061 shares of its common stock, with an aggregate cost of A$19.0 million (US$17.1 million), at an average market price of A$13.85 (US$12.46). For the full year ended 31 March 2014, the company repurchased and cancelled a total of 1,895,214 shares of its common stock, with an aggregate cost of A$24.5 million (US$22.1 million), at an average market price of A$12.92 (US$11.64).

Subsequent to 31 March 2014, the company repurchased an additional 715,000 shares of its common stock, with an aggregate cost of A$9.8 million (US$9.1 million), at an average market price of A$13.69 (US$12.73).

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The company will continue to review its capital structure and capital management objectives and expects to accomplish the following in the near term:

—	Continue to invest in R&D and capacity expansion projects required for growth;
—	Provide consistent dividend payments within the ordinary dividend payout ratio of 50-70% of net operating profit excluding asbestos; and
—	Continue the share buy back program and consider further payment of special dividends.

Irish Dividend Withholding Tax

The company will deduct Irish Dividend Withholding Tax (“DWT”) (currently 20% of the gross dividend amount) from the dividends announced today and any future dividend, unless the beneficial owner has completed and returned a non-resident declaration form (“DWT Form”).

In general, beneficial owners, superannuation funds and pension funds who are resident for tax purposes in Australia, New Zealand, the United States and the United Kingdom and who return a validly completed DWT Form, will be exempt from Irish DWT. The DWT Form is required to be completed and signed by the beneficial owner, who may be different from the registered shareholder.

Shareholders who have not completed a DWT Form may be able to claim a refund of Irish DWT (by way of a euro-denominated payment) directly from Irish Revenue.

Further Information

Readers are referred to the company’s Consolidated Financial Statements and Management’s Analysis of Results for the period ended 31 March 2014 for additional information regarding the company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Changes in the company’s asbestos liability (including to reflect changes in foreign exchange rates), New Zealand product liability, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Consolidated Financial Statements.

Readers are referred to Notes 11, 13, and 14 of the company’s 31 March 2014 Consolidated Financial Statements for more information regarding the company’s asbestos liability, New Zealand product liability and income tax related issues, respectively.

END

Media Release: James Hardie – 4th Quarter and Full Year FY14	7

Media/Analyst Enquiries:

Sean O’ Sullivan	Telephone: +61 2 8845 3352
Vice President Investor and Media Relations	Email: media@jameshardie.com.au

This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Consolidated Financial Statements. These documents, along with an audio webcast of the Management Presentation of 22 May 2014, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2013 with the SEC on 27 June 2013.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited Consolidated Financial Statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

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Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Legacy New Zealand product liability expenses (“New Zealand product liability”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Consolidated Financial Statements:

Management’s Analysis of Results and	Consolidated Statements of Operations
Media Release	and Other Comprehensive Income (Loss)
(US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)
*- Represents non-U.S. GAAP descriptions used by Australian companies.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

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Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

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Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability – EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q4 FY 2014	Q4 FY 2013	FY 2014	FY 2013

EBIT	$ (266.4)	$ (108.3)	$ 53.1	$ 29.5

Asbestos:
Asbestos adjustments	322.0	131.6	195.8	117.1
AICF SG&A expenses	0.7	0.5	2.1	1.7
Asset impairments	-	11.1	-	16.9
ASIC expenses	-	2.1	-	2.6
New Zealand product liability expenses	1.1	-	1.8	13.2

EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability	57.4	37.0	252.8	181.0

Net sales	$ 376.4	$ 326.8	$ 1,493.8	$ 1,321.3
EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability	15.3%	11.3%	16.9%	13.7%

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments – Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q4 FY 2014	Q4 FY 2013	FY 2014	FY 2013

Net operating (loss) profit	$ (186.8)	$ (69.5)	$ 99.5	$ 45.5
Asbestos:
Asbestos adjustments	322.0	131.6	195.8	117.1
AICF SG&A expenses	0.7	0.5	2.1	1.7
AICF interest income	(0.5)	(1.4)	(2.9)	(7.0)
Asset impairments	-	11.1	-	16.9
ASIC expenses	-	2.1	-	2.6
New Zealand product liability expenses	1.1	-	1.8	13.2
Asbestos and other tax adjustments	(91.2)	(43.7)	(99.1)	(49.2)

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments	$ 45.3	$ 30.7	$ 197.2	$ 140.8

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Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q4 FY 2014	Q4 FY 2013	FY 2014	FY 2013

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments	$ 45.3	$ 30.7	$ 197.2	$ 140.8

Weighted average common shares outstanding - Diluted (millions)	445.8	442.6	444.6	440.6

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments (US cents)	10	7	44	32

Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments – Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q4 FY 2014	Q4 FY 2013	FY 2014	FY 2013

Operating (loss) profit before income taxes	$ (265.6)	$ (107.6)	$ 54.6	$ 33.7

Asbestos:
Asbestos adjustments	322.0	131.6	195.8	117.1
AICF SG&A expenses	0.7	0.5	2.1	1.7
AICF interest income	(0.5)	(1.4)	(2.9)	(7.0)
Asset impairments	-	11.1	-	16.9
New Zealand product liability expenses	1.1	-	1.8	13.2

Operating profit before income taxes excluding asbestos, asset impairments and New Zealand product liability	$ 57.7	$ 34.2	$ 251.4	$ 175.6

Income tax benefit	78.8	38.1	44.9	11.8
Asbestos-related and other tax adjustments	(91.2)	(43.7)	(99.1)	(49.2)

Income tax expense excluding tax adjustments	(12.4)	(5.6)	(54.2)	(37.4)

Effective tax rate	29.7%	35.4%	82.2%	35.0%

Effective tax rate excluding asbestos, asset impairments, New Zealand product liability, and tax adjustments	21.5%	16.4%	21.6%	21.3%

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Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q4 FY 2014	Q4 FY 2013	FY 2014	FY 2013

EBIT	$ (266.4)	$ (108.3)	$ 53.1	$ 29.5
Depreciation and amortisation	15.2	13.2	61.4	61.2

Adjusted EBITDA	$ (251.2)	$ (95.1)	$ 114.5	$ 90.7

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs – General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q4 FY 2014	Q4 FY 2013	FY 2014	FY 2013

General corporate costs	$ 11.8	$ 12.7	$ 42.7	$ 33.0

Excluding:
ASIC expenses	-	(2.1)	-	(2.6)
Intercompany foreign exchange gain	-	-	-	5.5
Recovery of RCI legal costs	-	-	-	2.7

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs	$ 11.8	$ 10.6	$ 42.7	$ 38.6

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Selling, general and administrative expenses excluding New Zealand product liability – Selling, general and administrative expenses excluding New Zealand product liability is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q4 FY 2014	Q4 FY 2013	FY 2014	FY 2013

Selling, general and administrative expenses	$ 61.9	$ 58.0	$ 224.4	$ 218.6
Excluding:
New Zealand product liability expenses	(1.1)	-	(1.8)	(13.2)

Selling, general and administrative expenses excluding New Zealand product liability	$ 60.8	$ 58.0	$ 222.6	$ 205.4

Net Sales	$ 376.4	$ 326.8	$ 1,493.8	$ 1,321.3

Selling, general and administrative expenses as a percentage of net sales	16.4%	17.7%	15.0%	16.5%

Selling, general and administrative expenses excluding New Zealand product liability as a percentage of net sales	16.2%	17.7%	14.9%	15.5%

Media Release: James Hardie – 4th Quarter and Full Year FY14	14

Forward-Looking Statements

This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

¡	statements about the company’s future performance;
¡	projections of the company’s results of operations or financial condition;
¡	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
¡	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
¡	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
¡	expectations concerning dividend payments and share buy-backs;
¡	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
¡	statements regarding tax liabilities and related audits, reviews and proceedings;
¡

statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

¡

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

¡	expectations concerning indemnification obligations;
¡	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
¡

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

¡

statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class

Media Release: James Hardie – 4th Quarter and Full Year FY14	15

action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

Media Release: James Hardie – 4th Quarter and Full Year FY14	16